UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 001-05672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT INC.
1133 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
ITT Retirement Savings Plan
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of the ITT Retirement Savings Plan (f/k/a ITT Corporation Retirement Savings Plan) (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York
June 22, 2016

ITT RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31	2015	2014
Total investments at fair value	$328,288,954	$328,999,000
Receivables:
Notes receivable from participants	8,144,357	8,871,000
Employer contributions	2,511,720	2,858,000
Participant contributions	411,324	500,000
Total receivables	11,067,401	12,229,000
Total assets	339,356,355	341,228,000
Administrative expenses payable	(69,462)	(119,000)
Net assets available for benefits	$339,286,893	$341,109,000
The accompanying Notes to Financial Statements are an integral part of the above Statements of Net Assets Available for Benefits.

ITT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31	2015
Investment activity:
Net depreciation in fair value of investments	$(4,042,963)
Dividend income	4,518,145
Total investment activity	475,182
Additions to net assets attributable to:
Interest income on notes receivable from participants	358,697
Contributions:
Participant contributions	20,457,936
Employer contributions	16,992,076
Participant rollover contributions	1,743,096
Total contributions	39,193,108
Total additions to net assets	40,026,987
Deductions from net assets attributable to:
Benefits paid to participants	(41,457,031)
Administration expense	(392,063)
Total deductions from net assets	(41,849,094)
Total net change in net assets available for benefits	(1,822,107)
Net assets available for benefits - beginning of year	341,109,000
Net assets available for benefits - end of year	$339,286,893

The accompanying Notes to Financial Statements are an integral part of the above Statement of Changes in Net Assets Available for Benefits.

ITT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1
DESCRIPTION OF THE PLAN
The following description of the ITT Retirement Savings Plan (the "Plan"), formerly titled the ITT Corporation Retirement Savings Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all salaried and certain hourly U.S. employees of ITT Inc. (the "Company"). The Benefits Administration Committee, as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. JPMorgan was the trustee of the Plan through January 31, 2015 and Great-West Trust Company ("Trustee") was the subsequent trustee of the Plan. Empower Retirement serves as the recordkeeper.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").
Eligibility
All full time salaried and certain hourly U.S. citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All part time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service. One year of service is defined as completion of at least 1,000 hours of service in the twelve month period beginning on the date hired by the Company, or 1,000 hours of service in the course of any calendar year after the calendar year in which hired. All non-U.S. citizen employees are eligible to participate upon completion of 36 months of service in the U.S.
Participant Contributions
Participants are permitted to contribute 1% to 50% of their pre-tax eligible pay and 1% to 50% of their after-tax eligible pay during each pay period, subject to certain IRC limitations for highly compensated employees. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, special bonuses or commissions, and other special pay or allowances of a similar nature. Participants may elect to make pre-tax or after-tax contributions to the Plan and may direct those contributions into any investment option available within the Plan. In 2015, the maximum annual pre-tax contributions to the Plan is $18,000, except for participants that attain the age of 50 by December 31st who may elect to make an additional pre-tax "catch-up" contribution, not to exceed $6,000 during the calendar year. Participants may also contribute rollover amounts to the Plan representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions
The Company makes a "matching" contribution equal to 50% of each participant’s elective contributions, up to 6% of eligible pay. The Company also provides a "core" contribution of 3% of eligible pay to participants whose age plus years of service as of January 1st of each year is less than 50 and provides a core contribution equal to 4% of eligible pay to participants whose age plus years of service is 50 or greater. In addition, a "transition credit" contribution is provided to certain participants that were employed by the Company prior to October 31, 2011, the date ITT spun off its' defense and water businesses, and who have a combined age plus years of service of 60 or greater on January 1st of each year. Participants whose age plus years of service is between 60 and 69 receive a 3% of eligible pay transition credit and participants whose age plus years of service is 70 or greater receive a 5% of eligible pay transition credit. Certain former ITT Engineered Valves - Lancaster Savings Plan employees eligible for transition credit receive up to a 2% of eligible pay transition credit. The transition credit contribution ends upon certain events and expires on October 31, 2016.
Participant Accounts
Each participant has an individual account, which is maintained by the Plan's recordkeeper, reflective of the participant’s contributions and withdrawals, the Company’s contributions, the participant's share of investment gains and losses based on the participant's investment direction, and an allocation of Plan administrative expenses. Plan expense allocations are based on account balances or participant earnings, as defined in the Plan document.

Investments
Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers collective trust funds ("CTs"), mutual funds, a separately managed balanced fund consisting of equities and bonds, and a separately managed ITT Stock Fund, and a self-directed brokerage account as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends, when declared, can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. On a daily basis, participants may transfer amounts between investment options subject to certain restrictions and fees.
Participants are entitled to exercise voting rights on the shares of ITT common stock held in the ITT Stock Fund. Prior to each annual or certain special meetings of ITT shareholders, the Trustee is required to notify participants of such voting rights and request instructions on how to vote shares held in the participant accounts. Once instructions are received, the Trustee votes whole and proportional shares as authorized. Shares with no valid voting instructions are voted in the same manner and in the same proportion as the shares that are voted.
Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements.
Vesting
Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon, except for certain former ITT Engineered Valves - Lancaster Savings Plan employees that vest over three years in their Company Contributions.
Notes Receivable from Participants
The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may have up to two loans outstanding at the same time and may borrow in increments of $1,000 up to an aggregate maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to 60 months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to 180 months. Principal and interest are paid ratably through monthly or quarterly payroll deductions. A terminated participant is not permitted to continue making loan repayments after separation and must either pay the loan in full within 90 days or default. If an active or terminated participant defaults, the outstanding loan balance is considered a taxable distribution. No new loans can be requested after termination of employment. Outstanding loans at December 31, 2015 have interest rates ranging from 4.25% to 10.50% and mature through September 2030.
Payment of Benefits
Upon termination of employment (including death, disability or retirement), if account balances are $1,000 or less, the participant or surviving beneficiary will receive a lump sum distribution. If account balances are greater than $1,000 but less than or equal to $5,000, and payment is not requested within 90 days following termination, account balances will be rolled over to an Individual Retirement Account in the participants name at Millennium Trust Company, LLC. If account balances exceed $5,000, the participant or surviving beneficiary may elect to leave the benefits in the Plan or have the benefits distributed through a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, or direct a rollover of the account balance to another qualified plan or individual retirement account. Participants must begin distribution of their account by no later than December 31 of the year in which they attain age 70 1/2.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would not be impacted since all contributions are immediately vested.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are all stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivables from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Management fees and operating expenses charged to the Plan for investments in the mutual funds and CTs are paid by participants via a portion of the administrative fees charged by some investment managers which are reimbursed to the Trustee. Any management and operating fees not covered via the reimbursement are paid from the assets of the Plan and allocated to each participant based upon the asset balance in the participant's account.
Adoption of Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, effective beginning after December 15, 2016, which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value ("NAV") per share practical expedient.
In July 2015, the FASB issued ASU No. 2015-12, effective beginning after December 15, 2015, which is part of the FASB’s Simplification Initiative for employee benefit plans. The new guidance designates contract value as the only required measure for fully benefit-responsive investment contracts. The new guidance also removes the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits, removes the requirement to disclose the net appreciation or depreciation for investments by general type, and removes the requirement to disclose investments by class of investments in the fair value table prescribed by FASB Accounting Standards Codification 820, Fair Value Measurement.
Early adoption of both ASU's is permitted. Plan Management retrospectively adopted the new guidance as of December 31, 2015. The new guidance had no impact on the Plan’s net assets available for benefits or changes therein.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NOTE 3
INVESTMENTS
In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities. The Plan did not have any investments classified as Level 3 as of December 31, 2015 or 2014.
The following is a description of the valuation methodologies used to measure Plan assets at fair value as of the measurement date.
CTs - Fair value is estimated based on NAV, as provided by the Trustee, as a proxy to fair value. There are no unfunded commitments related to the CTs and investments in CTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions.
Mutual funds - Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date. Mutual funds are classified within level 1 of the fair value hierarchy.
Separately managed accounts - Valued based on underlying assets, which consist of cash equivalents, equities and U.S. government securities and corporate bonds held directly by the Plan.
•Equities - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.
•Bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g. discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. These are classified within level 2 of the fair value hierarchy.
•Cash and cash equivalents are included as part of Bonds and are valued at NAV of shares held by the Plan at the measurement date. The cash and cash equivalents represent either a core holding in the Balanced Fund totaling $1,730,602 and $1,284,000 or temporarily uninvested funds held in a short-term money market within the ITT Stock Fund and the Balanced Fund totaling $81,978 and $90,000 at December 31, 2015 and 2014, respectively. These are classified within level 2 of the fair value hierarchy.
•Employer stock - The ITT Stock Fund is a separately managed account that invests primarily in ITT's common stock. The stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol ITT and is valued at its quoted price. The NAV of the stock fund is computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock fund, plus any receivables or payables, divided by the number of units outstanding. This fund is classified within level 1 of the fair value hierarchy.
Brokerage account - Securities held in the CISC Self-Directed Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.
The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used as of December 31, 2015 and 2014. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The following tables present the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments at fair value - December 31, 2015:
CTs(a)	$—	$—	$238,249,285
Mutual funds	68,566,317	—	68,566,317
Separately managed accounts(b)	13,981,781	6,379,464	20,361,245
CISC Self-directed Brokerage Account	1,112,107	—	1,112,107
Total investments at fair value - December 31, 2015	$83,660,205	$6,379,464	$328,288,954
Investments at fair value - December 31, 2014:
CTs(a)	$—	$—	$193,807,000
Mutual funds	103,508,000	—	103,508,000
Separately managed accounts(c)	22,373,000	8,411,000	30,784,000
CISC Self-directed Brokerage Account	900,000	—	900,000
Total investments at fair value - December 31, 2014	$126,781,000	$8,411,000	$328,999,000

(a)
CTs are valued at NAV as a practical expedient and thus are not leveled in the table, but are included in the totals column to assist in reconciling to the Statements of Net Assets Available for Benefits.

(b)
Separately managed accounts at the 2015 measurement date identified as level 1 assets represent total equities and ITT common stock of $6,185,548 and $7,796,233, respectively. Level 2 assets represent total bonds of $4,566,884 and cash and cash equivalents held in the Balanced Fund and in the employer stock fund of $1,730,602 and $81,978, respectively.

(c)
Separately managed accounts at the 2014 measurement date identified as level 1 assets represent total equities and ITT common stock of $12,811,000 and $9,562,000, respectively. Level 2 assets represent total bonds of $7,037,000 and cash and cash equivalents held in the Balanced Fund and in the employer stock fund of $1,292,000 and $82,000, respectively.

NOTE 4
PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are funds managed by JPMorgan Chase Bank. JPMorgan Chase Bank was the trustee as of December 31, 2014 and through January 31, 2015, therefore the transactions for a portion of the year qualify as party-in-interest transactions. Participant loans qualify as party-in-interest transactions and amounted to $8,144,357 and $8,871,000 at December 31, 2015 and 2014, respectively.
The Plan held $7,796,233 and $9,562,000 of the Company’s stock in the ITT Stock Fund as of December 31, 2015 and 2014, respectively. In 2015, the net depreciation in the ITT Stock Fund was $925,112 and the Plan received Company stock dividends totaling $102,355.

NOTE 5
FEDERAL INCOME TAX STATUS
The Plan has filed for a tax determination letter as of December 31, 2015 and we received acknowledgment of our request on March 21, 2016. The Plan administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust are tax-exempt. The Plan expects to receive a determination letter in accordance with IRS Revenue Procedure 2007-44 in 2016.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The earliest open tax year is 2012.
NOTE 6
SUBSEQUENT EVENTS
Plan management has evaluated events occurring after December 31, 2015, and has concluded that there are no events that require recognition in the financial statements. However, the plan sponsor changed from ITT Corporation to ITT Industries Holdings Inc, a subsidiary of ITT Inc., effective January 1, 2016, as described in a Form 8-K filed with the Securities and Exchange Commission on May 16, 2016.
NOTE 7
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 and the decrease in net assets pursuant to the financial statements to the Plan’s Form 5500.

	2015	2014
Net assets available for benefits pursuant to the financial statements	$339,286,893	$341,109,000
Adjustment from contract value to fair value	—	399,000
Net assets available for benefits pursuant to Form 5500	$339,286,893	$341,508,000

2015
Decrease in net assets pursuant to the financial statements	$(1,822,107)
Change in the adjustment from contract value to fair value	(399,000)
Net loss pursuant to Form 5500	$(2,221,107)

ITT RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Identity of Issuer	Description of Investment	Cost**	Current Value
JPMorgan	JPMCB Stable Asset Income Fund-Select		$42,573,656
JPMorgan	JPMCB Smart Retirement 2020		37,551,059
JPMorgan	JPMCB Smart Retirement 2025		36,229,870
JPMorgan	JPMCB Smart Retirement 2030		29,921,631
JPMorgan	US SmartIndex		26,659,554
JPMorgan	JPMCB Smart Retirement 2015		24,197,149
JPMorgan	JPMCB Smart Retirement 2035		15,548,494
JPMorgan	JPMCB Smart Retirement Income		8,572,138
JPMorgan	JPMCB Smart Retirement 2040		7,654,861
JPMorgan	JPMCB Smart Retirement 2045		4,852,635
JPMorgan	JPMCB Smart Retirement 2050		4,488,238
Total collective trust funds			238,249,285
American Funds	American Funds New Perspective - R6		19,868,034
American Funds	American Funds Europacific Growth - R6		12,046,870
JPMorgan	JPMorgan Large Cap Growth - R5		9,851,647
Loomis Sayles	Loomis Sayles Value - Y		5,945,054
PIMCO	PIMCO Total Return - Admin		5,363,503
American Century Investments	American Century Inflation - Adjusted Bond-Invest		5,090,211
Principal	Principal Mid Cap Blend-Inst		3,505,165
Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio		3,289,734
Hartford	Hartford Small Cap Growth HLS-IA		2,805,017
Dimensional Fund Advisors	DFA Emerging Markets		801,082
Total registered investment companies (mutual funds)			68,566,317
ABB VIE Inc	Equity - Common		106,928
ADT Corp/The	Equity - Common		107,944
Allergan PLC	Equity - Common		50,938
Alphabet Inc	Equity - Common		160,883
Anadarko Petroleum Corp	Equity - Common		32,257
Apple Inc	Equity - Common		78,629
Bank of America Corp	Equity - Common		101,519
Benchmark Electronics Inc	Equity - Common		63,664
Boeing Co/The	Equity - Common		117,985
Bristol-Myers Squibb Co	Equity - Common		160,889
Brocade Communications Systems Inc	Equity - Common		50,147
Cadence Design Systems Inc	Equity - Common		62,701
Calatlantic Group Inc	Equity - Common		104,394
Calpine Corp	Equity - Common		62,453
Capital One Financial Corp	Equity - Common		67,272
Carnival Corp	Equity - Common		104,983
Citigroup Inc	Equity - Common		107,278
Coach Inc	Equity - Common		82,218
Cobalt International Energy Inc	Equity - Common		27,529
Comcast Corp	Equity - Common		118,559
Conagra Foods Inc	Equity - Common		106,707
Constellium NV	Equity - Common		32,201
Diamond Foods Inc	Equity - Common		61,217
Diebold Inc	Equity - Common		110,430

Identity of Issuer	Description of Investment	Cost**	Current Value
Eaton Corp Plc	Equity - Common		61,355
Express Scripts Holding Co	Equity - Common		126,832
FirstEnergy Corp	Equity - Common		148,465
Fortinet Inc	Equity - Common		47,908
Frontier Communications Corp	Equity - Common		75,897
General Electric Co	Equity - Common		60,155
Goldman Sachs Group Inc/The	Equity - Common		92,278
Guidewire Software Inc	Equity - Common		54,024
Hertz Global Holdings Inc	Equity - Common		79,176
Hyatt Hotels Corp	Equity - Common		93,570
JPMorgan Chase & Co	Equity - Common		121,297
Juniper Networks Inc	Equity - Common		61,879
Laredo Petroleum Inc	Equity - Common		24,346
Lear Corp	Equity - Common		64,977
Live Nation Entertainment Inc	Equity - Common		119,459
Louisiana-Pacific Corp	Equity - Common		63,359
Lululemon Athletica Inc	Equity - Common		93,659
Match Group Inc	Equity - Common		27,439
Merck & Co Inc	Equity - Common		92,654
Metlife Inc	Equity - Common		126,069
MGM Resorts International	Equity - Common		93,379
Microsoft Corp	Equity - Common		122,888
Mondelez International Inc	Equity - Common		105,819
Monsanto Co	Equity - Common		62,659
Mylan Nv	Equity - Common		111,060
Noble Energy Inc	Equity - Common		94,312
Patterson-Uti Energy Inc	Equity - Common		80,180
Pfizer Inc	Equity - Common		109,203
PG&E Corp	Equity - Common		68,129
Pinnacle Entertainment Inc	Equity - Common		59,315
Plains Gp Holdings Lp	Equity - Common		29,219
PNC Financial Services Group Inc	Equity - Common		93,594
Polycom Inc	Equity - Common		82,968
PTC Inc	Equity - Common		91,804
Rice Energy Inc	Equity - Common		19,729
Rovi Corp	Equity - Common		72,454
Schlumberger Ltd	Equity - Common		74,325
Seaworld Entertainment Inc	Equity - Common		59,602
Shire Plc Adr Usd	Equity - Common		89,995
Starwood Hotels & Resorts Worldwide Inc	Equity - Common		44,408
Synchrony Financial	Equity - Common		66,963
Target Corp	Equity - Common		106,955
Twenty-First Century Fox Inc	Equity - Common		49,621
United Natural Foods Inc	Equity - Common		31,567
Veeva Systems Inc	Equity - Common		82,251
Viacom Inc	Convertible Preferred Stock		99,824
Viavi Solutions Inc	Equity - Common		53,117
Vivendi SA	Equity - Common		101,178
Voya Financial Inc	Equity - Common		113,720
Wells Fargo & Co	Equity - Common		117,309
Wendy's Co/The	Equity - Common		83,478

Identity of Issuer	Description of Investment	Cost**	Current Value
Total equities			6,185,548
Actavis	Bonds - Regular Debentures		85,956
Amgen Inc	Bonds - Regular Debentures		209,365
Anadarko Petroleum Corp	Bonds - Regular Debentures		150,130
Comcast Corp	Bonds - Regular Debentures		165,501
Devon Energy Corp	Bonds - Regular Debentures		165,774
EOG Resources Inc	Bonds - Regular Debentures		163,478
JPMorgan Prime Capital SHS	Cash & Cash Equivalents		1,730,602
Noble Energy	Bonds - Regular Debentures		165,068
US Treasury N/B	Bonds - Regular Debentures		860,255
US Treasury N/B	Bonds - Regular Debentures		243,275
US Treasury N/B	Bonds - Regular Debentures		355,478
US Treasury N/B	Bonds - Regular Debentures		333,255
US Treasury N/B	Bonds - Regular Debentures		251,378
US Treasury N/B	Bonds - Regular Debentures		891,976
US Treasury N/B	Bonds - Regular Debentures		525,995
Total bonds			6,297,486
*ITT Common Stock	ITT Common Stock		7,796,233
JPM Prime MM Fund	Cash & Cash Equivalents		81,978
Total employer stock			7,878,211
Total Separately managed accounts			20,361,245
CISC	CISC Self-directed Brokerage Account		1,112,107
Total self-directed brokerage accounts			1,112,107
Total investments at fair value			$328,288,954
*Notes receivable from participants interest rates from 4.25% to 10.50% maturing at various dates through 2030			$8,144,357
*    Represents a party-in-interest
**     Cost information is not required for member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT RETIREMENT SAVINGS PLAN
(Name of Plan)

BY:	/s/ Steven Giuliano
Steven Giuliano
Vice President and Chief Accounting Officer
June 22, 2016

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	LOCATION

(23.1)	Consent of Independent Registered Public Accounting Firm	Filed herewith.